Exhibit 12
Belo Corp.
Computation of Ratio of Earnings to Fixed charges
(Dollars in thousands)

	Year ended December 31,
	2009	2008	2007		2006		2005
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$(166,131)	$(521,212)	$117,628		$145,717		$107,045
Add: Total fixed charges	66,127	85,864	97,544		99,736		93,663
Less: Interest capitalized	108	53	902		1,666		167

Adjusted earnings	$(100,112)	$(435,401)	$214,270		$243,787		$200,541

Fixed Charges:
Interest	$64,028	$83,146	$95,395		$97,319		$91,171
Portion of rental expense representative of the interest factor (1)	2,099	2,718	2,149		2,417		2,492

Total fixed charges	$66,127	$85,864	$97,544		$99,736		$93,663

Ratio of Earnings to Fixed Charges	— (2)	— (3)	2.20	x	2.44	x	2.14	x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.

(2)	For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for intangible asset impairment of $242,144, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $142,032 and the ratio of earnings to fixed charges would be 2.15. Including the non-cash charge, the amount of the deficiency, as defined, is $166,239.

(3)	For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for intangible asset and goodwill impairment of $662,151, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $226,750 and the ratio of earnings to fixed charges would be 2.64. Including the non-cash charge, the amount of the deficiency, as defined, is $521,265.